ROX Financial LP

250 Greenwich Street, 10th Floor

New York, New York 10007

August 10, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan

Erin E. Martin

Re:	ROX Financial LP

Request to Withdraw Registration Statement on Form S-11 (No. 333-257524)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ROX Financial LP (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-11 (File No. 333-257524), together with all exhibits thereto, initially filed with the Commission on June 29, 2021, as amended (the “Registration Statement”).

The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel Lewis Kneib of Latham & Watkins LLP at (213) 891-7339.

Very truly yours,

ROX FINANCIAL LP

By: ROX Financial GP LLC, its general partner

By:	/s/ David L. Ronn
Name: David L. Ronn
Title: Chief Legal Officer

cc: Lewis W. Kneib, Latham & Watkins LLP